SECURITIES AND EXCHANGE COMMISSION



03025637

WASHINGTON, D.C. 20549

FORM 11-K


RECD S.E.C.
JUN 3 0 2003
1086

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to _____

Commission file number 333-74222



A. Full title of Plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES ASHLAND UNION 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Abbott Laboratories Ashland Union 401(k) Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Abbott Laboratories Ashland Union 401(k) Plan and Trust (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.



Chicago, Illinois
June 25, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit 23.2 for further discussion.



ANDERSEN

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Abbott Laboratories
Ashland Union 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of **ABBOTT LABORATORIES ASHLAND UNION 401(k) PLAN AND TRUST** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

# FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ABBOTT LABORATORIES ASHLAND UNION 401(k) PLAN AND TRUST DECEMBER 31, 2002 AND 2001

# CONTENTS

**Abbott Laboratories**
**Ashland Union 401(k) Plan and Trust**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| Assets | | |
| Investments | $3,933,466 | $4,220,136 |
| Non-interest-bearing cash | - | 18 |
| Receivables | | |
| Employer contributions | 15,282 | 1,944 |
| Participant contributions | 10,418 | 10,874 |
| Due from broker | - | 5,491 |
| Accrued income | 103 | 125 |
| Total receivables | 25,803 | 18,434 |
| Net assets available for benefits | $3,959,269 | $4,238,588 |

The accompanying notes are an integral part of these statements.

**Abbott Laboratories**
**Ashland Union 401(k) Plan and Trust**
**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**Year ended December 31, 2002**

| | |
|---|---|
| Contributions | |
| Employer | $ 126,856 |
| Participant | 655,628 |
| Total contributions | 782,484 |
| Investment income (loss) | |
| Net depreciation in fair value of investments | (1,066,822) |
| Interest and dividends | 67,083 |
| Net investment loss | (999,739) |
| Benefits paid | (62,064) |
| Net decrease | (279,319) |
| Net assets available for benefits | |
| Beginning of year | 4,238,588 |
| End of year | $3,959,269 |

The accompanying notes are an integral part of this statement.

## NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Ashland Union 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *General*

The Plan, established effective September 1, 1996, is a defined contribution plan covering substantially all hourly factory employees under a collective bargaining agreement of Faultless Rubber Company ("Faultless") in Ashland, Ohio, a plant within the Hospital Products Division of Abbott Laboratories (the "Company"), who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Until December 31, 2002, the trustee of the Plan was KeyBank National Association. Putnam Fiduciary Trust Company began serving as the trustee effective as of January 1, 2003.

### *Contributions*

Employees can contribute from 1% to 15% of their gross wages on a pretax basis. After-tax contributions from 1% to 12% of gross wages may be made only if a participant makes pretax contributions of at least 3% of straight-time compensation.

Employer contributions are made to participant accounts in an amount equal to 50% of each participant's pretax contributions; however, no match will be made on a participant's pretax contribution in excess of 3% of the participant's compensation. Company contributions shall be made in cash and used to purchase the Company's common stock.

### *Participant Accounts*

Each participant's account is credited with the participant's contributions, employer matching contributions and an allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to all participants' accounts proportionately based on each participant's account balance.

### *Vesting*

Participants are immediately vested in all contributions made to their accounts.

## NOTE A - DESCRIPTION OF THE PLAN - Continued

***Investment Options***

The Plan offers the following investment options: Abbott common stock fund, Victory MaGIC Fund, Income Fund of America, Victory Diversified Stock Fund and Growth Fund of America.

Employer matching contributions must be invested in Company common stock. Participant contributions may be invested in any or all of the investment options.

***Distributions***

Distributions upon termination shall be in the form of a single lump-sum payment made as soon as administratively possible after receipt of distribution request from the participant.

***Loans to Participants***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balances. Loan terms cannot exceed five years. The loans are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through regular payroll deductions.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***

The financial statements have been prepared using the accrual basis of accounting.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

***Investment Valuation and Income Recognition***

Except for the Victory MaGIC Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant notes receivable in the Loan Fund are valued at cost, which approximates fair value.

The Victory MaGIC Fund is valued at contract value because it is fully benefit responsive. This collective fund invests primarily in investment contracts that represent deposits which guarantee a stated interest rate for the term of the contracts. Contract value represents the principal balance of the investment contracts plus accrued interest at the stated contract rate, less contract charges by the issuing company. The Plan's interest in the estimated fair value of the underlying investment contracts approximates contract value. The average yield and crediting interest rates of the underlying investment contracts were approximately 5.5% and 6.0% for 2002 and 2001, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

***Net Appreciation (Depreciation) in Fair Value of Investments***

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

***Administrative Expenses***

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

***Payment of Benefits***

Benefits are recorded when paid.

## NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001, are as follows:

| | 2002 | 2001 |
|---|---|---|
| Company common stock | $2,515,240 | $2,741,562 |
| Growth Fund of America | 443,507 | 575,786 |
| Victory Diversified Stock Fund Class A | 363,336 | 416,278 |
| Loan Fund | 227,600 | NA |

A summary of Company common share data as of December 31, 2002 and 2001, is presented below:

| | 2002 | 2001 |
|---|---|---|
| Company common stock, 62,881 and 49,176 shares, respectively | $2,515,240* | $2,741,562* |
| Market value per share | $40.00 | $55.75 |

*Includes some shares that are non-participant directed (see note D).

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

| | |
|---|---|
| Mutual funds | $ (234,142) |
| Common stock | (832,680) |
| | $(1,066,822) |

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

## NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Abbott common stock fund is an investment option that contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Abbott common stock fund is as follows:

| | 2002 | 2001 |
|---|---|---|
| Net assets | | |
| Company common stock | $2,515,240 | $2,741,562 |
| EB Money Market Fund | 71,457 | 60,680 |
| Accrued income | 103 | 125 |
| | $2,586,800 | $2,802,367 |
| Changes in net assets | | |
| Employer contributions | $ 113,518 | |
| Participant contributions | 398,692 | |
| Net depreciation | (832,680) | |
| Interest and dividends | 42,731 | |
| Benefits paid to participants | (29,231) | |
| Interfund transfers | 91,403 | |
| | $ (215,567) | |

## NOTE E - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in a bank collective fund and shares of a mutual fund managed by Victory Capital Management (an affiliate of Keybank National Association, the trustee of the Plan through December 31, 2002); therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in common stock of the Company.

## NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA and approval of the union through the collective bargaining agreement. In the event of termination of the Plan, participants remain fully vested in their accounts.

## NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

# SUPPLEMENTAL SCHEDULES

**Abbott Laboratories**
**Ashland Union 401(k) Plan and Trust**
**SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**December 31, 2002**

| Identity of party involved/ description of asset | Cost (a) | Current value |
|---|---|---|
| Company Stock Fund | | |
| Abbott Laboratories, common shares* | $2,622,070 | $2,515,240 |
| EB Money Market Fund* | 71,457 | 71,457 |
| Bank Collective Fund | | |
| Victory MaGIC Fund* | | 179,597 |
| Mutual funds | | |
| Income Fund of America | | 132,729 |
| Victory Diversified Stock Fund Class A* | | 363,336 |
| Growth Fund of America | | 443,507 |
| Loan Fund, 5.25% to 10.5%* | | 227,600 |
| Total | | $3,933,466 |

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

**Abbott Laboratories**
**Ashland Union 401(k) Plan and Trust**
**SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS**
**Year ended December 31, 2002**

| | | Sales | | |
|---|---|---|---|---|
| Identity of party involved/ description of asset | Purchase price | Cost of asset | Selling price (a) | Net gain (loss) |
| EB Money Market Fund | $828,946 | $818,169 | $818,169 | $ - |
| Abbott Laboratories common stock | 747,897 | 123,243 | 142,491 | 19,248 |

(a) Represents current value of asset at transaction date.

## EXHIBITS

| | |
|---|---|
| 23.1 | Consent of Independent Public Accountants |
| 23.2 | Statement Regarding Consent of Arthur Andersen LLP |
| 99.1 | Certification of Grice E. Williams, Administrator of the Abbott Laboratories Ashland Union 401(k) Plan |

## SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abbott Laboratories Ashland
Union 401(k) Plan

Date: June 27, 2003

By: /s/ Grice E. Williams
Grice E. Williams
Plan Administrator

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

## CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Ashland Union 401(k) Plan and Trust (Numbers 333-13091 and 333-74222).

Grant Thornton LLP

Chicago, Illinois
June 25, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
**T** 312.856.0200
**F** 312.565.4719
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

Exhibit 23.2

**Statement Regarding Consent of Arthur Andersen LLP**

The Abbott Laboratories Ashland Union 401(k) Plan (the "Plan") engaged Grant Thornton LLP to replace Arthur Andersen LLP as the Plan's independent auditors. The audit engagement team at Arthur Andersen responsible for the most recent audited financial statements of the Plan as of December 31, 2001 is no longer with Arthur Andersen. As a result and after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's consent to the incorporation by reference into this filing of Arthur Andersen's report with respect to the Plan's financial statements as of December 31, 2001. Under these circumstances, Rule 437a under the Securities Act of 1933 allows the Plan to omit the consent from this filing.

Section 11(a) of the Securities Act provides that if any part of a registration statement, at the time it becomes effective, contains an untrue statement of material fact, or omits to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, then any person acquiring such security (unless such person knew of the untruth or omission at the time of acquisition of such security), may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation, which purports to have been prepared or certified by the accountant.

Arthur Andersen has not consented to the incorporation by reference of its previously issued report into this filing. Arthur Andersen may, therefore, not be liable under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into this filing. Abbott believes, however, that other persons who may be liable under Section 11(a) of the Securities Act, including Abbott's officers and directors, may still rely on Arthur Andersen's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

Exhibit 99.1

**Certification Pursuant To**
**18 U.S.C. Section 1350**
**As Adopted Pursuant To**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of the Abbott Laboratories Ashland Union 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission herewith (the "Report"), I, Grice E. Williams, Administrator of the Plan, certify that:

(3) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Grice E. Williams
Plan Administrator
June 27, 2003